F. Supplemental Proxy Information (Unaudited):
The Annual Meeting of the Stockholders of the Fund
 was held on June 14, 2001. The following is a summary
 of the proposal presented and the total number of shares voted:
Proposal:
 1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	3,937,412				74,707
Michael Nugent		3,937,412				74,707
C. Oscar Morong, Jr.	3,937,412				74,707
Vincent R. McLean	3,937,412				74,707
Thomas P. Gerrity	3,937,412				74,707